DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06032687

RECD S.E.C.
APR 1 7 2006
1086

April 14, 2006

Robert J. Brigham
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/14/2006

Re: PetSmart, Inc.
Incoming letter dated February 13, 2006

Dear Mr. Brigham:

This is in response to your letter dated February 13, 2006 concerning the shareholder proposal submitted to PetSmart by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated March 1, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAY 0 1 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400
www.cooley.com

Broomfield, CO
720 566-4000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
San Francisco, CA
415 693-2000
Washington, DC
202 842-7800

ROBERT J. BRIGHAM
(650) 843-5053
rbrigham@cooley.com

February 13, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: PetSmart, Inc. (File No. 0-21888)
Stockholder Proposal from People for the
Ethical Treatment of Animals**

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, PetSmart, Inc. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent"). The Proposal would require the Company to issue a report to stockholders by October 1, 2006, based on two studies for which the Company provided funding to study pet bird relinquishment, and to indicate whether the Company intends to end the sale of all birds in its stores. The Proposal is attached hereto as ***Exhibit A***.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to omit the Proposal from its 2006 Proxy Materials on any one or all of the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that:

I. The Proposal is excludable under Rule 14a-8(i)(7), because the Proposal deals with matters related to the Company's ordinary business operations;

II. The Proposal is excludable under Rule 14a-8(i)(5), because it relates to operations which account for less than 5 percent of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business; and

III. The Proposal is excludable under Rule 14a-8(i)(3), because it contains materially false or misleading statements.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2006 Proxy Materials. The Company intends to file its definitive 2006 Proxy Materials on or about May 8, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks to have the Company issue a report to stockholders detailing whether the Company will establish a policy prohibiting the sale of an entire class of animals, namely birds. As more fully explained below, there is strong precedent that stockholder proposals requiring a company to prepare a report to stockholders regarding the sale of a particular product or service are within the ambit of a company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release states that two central considerations underlie this policy. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" they are not proper subjects for shareholder proposals. The Commission stated the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In its 1983 release, the Commission specifically addresses the issue of the excludability under Rule 14a-8(i)(7) of proposals requesting reports to stockholders on matters which relate to a company's ordinary business operations. *See* Commission Release No. 34-20091 (Aug. 16, 1983). "[T]he staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable." *Id.* As explained more fully below, the subject matter of the report required by the Proposal involves management's decision on whether the Company should sell birds. The sale of products as discussed below, has traditionally been found to be a matter of a company's ordinary business operations and thus the Proposal is excludable.

A. The Subject Matter of the Report Requested By the Proposal Involves the Decision to Sell a Type of Pet Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

The Company is the nation's leading retail supplier of products, services, and solutions for the lifetime needs of pets. An integral part of its business is selecting and retaining various suppliers and selecting the type of products, services and pets to be offered at its retail stores. The ability to make such decisions is fundamental to management's ability to control the operations of the Company, and is not appropriately delegated to, or micro-managed by, the Company's stockholders. For example, the Company does not sell dogs or cats, but does offer fish, small rodents, reptiles and certain birds for sale. The Company works diligently to identify and sell only those species it believes would make good pets. In this case, the sale of birds is controversial only to a very, very small, albeit sometimes vocal, contingent of stockholders. The Staff has consistently agreed with this assessment and taken the position that the sale or distribution of a particular category of products and services, whether considered controversial or not, is part of a company's ordinary business operations. *See, e.g.*, Marriott International, Inc. (avail. Feb. 13, 2004) (proposal prohibiting the sale of sexually explicit material at Marriott owned and managed properties excludable as relating to the sale and display of a particular product). The Staff has previously granted no-action relief with respect to stockholder proposals related to the sale or distribution of periodicals containing certain content and the Staff concurred that such proposals could be excluded because they related to the sale of a particular product. *See also* Albertson's, Inc. (avail. Mar. 18, 1999) (proposal prohibiting the sale and promotion of tobacco products was excludable because it involved "the sale of a particular product"); J.C. Penney Co. (avail. Mar. 2, 1998) (proposal prohibiting the sale of cigarettes was excludable because it involved "the sale of a particular product"); Walgreen Co. (avail. Sept. 29, 1997) (proposal prohibiting the sale of cigarettes was excludable because it involved "the sale of a particular product").

Furthermore, the Staff has not only permitted the exclusion of proposals which require the prohibition of the sale of a particular product, but the Staff has also permitted the exclusion of proposals which are generally directed at the sale of products. In Phillip Morris Companies (avail. Feb. 22, 1990), the Staff permitted the exclusion of a proposal that required Phillip Morris to refrain from lobbying activities and expenditures to influence legislation concerning the sale and distribution of tobacco products. The Staff specified that since the proposal was directed at the company's lobbying activities concerning its products, the proposal involved Phillip Morris' ordinary business operations and could thus be excluded. Similarly, although the Proposal does not explicitly require the Company to stop selling birds, it is directly related to the Company's decision as to whether it will continue the sale of birds. Thus, the Proposal is excludable.

B. The Proposal Requires the Company to Prepare a Report to the Stockholders in Order for the Stockholders to Evaluate the Risk of the Sale of a Type of Pet, Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

Proposals which pertain to the evaluation of risk have been found to involve a company's ordinary business operations, and are thus properly omitted pursuant to Rule 14a-8(i)(7). In the matter at hand, the Proposal's focus is on the reputation of the Company. The Proponent evidently believes there is a "credibility gap" in connection with Company's "image as a humane industry leader" and the Proposal implies that if the Company does not adopt a policy which prohibits the sale of all birds, the Company will suffer "bad publicity." Evaluation of risks related to damage to reputation, however, is a fundamental part of ordinary business operations, and is best left to management and the board of directors. *See, e.g.,* Newmont Mining Corp. (avail. Feb. 4, 2004) (proposal requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities excludable on the basis that it pertained to the "evaluation of risk"). *See also,* Weatherford International Ltd. (avail. Feb. 25, 2005) (proposal for the disclosure of the impact of a past reincorporation of the company excludable as an evaluation of items relating to its ordinary business operations); Dow Chemical Co. (avail. Feb. 13, 2004) (proposal requesting a report on certain toxic substances excluded as relating to the "evaluation of risks and liabilities"); American Int'l Group, Inc. (avail. Feb. 19, 2004) (proposal to review the effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy excludable as relating to an "evaluation of risks and benefits"). In addition, the Company disagrees with the Proponent's assertion of a "credibility gap." In fact, the Company has developed and utilizes programs designed (1) to ensure vendors raise and transport pets in a humane manner, (2) to ensure the proper care of the pets in its stores, and (3) to educate pet owners on appropriate methods to care for and nurture their pets in order to create a healthy happy home for their new "member of the family." Although the Staff has previously determined certain proposals dealing with the evaluation of risk in connection with foreign operations involve significant policy considerations, this does not apply in the matter at hand because the Proposal does not involve foreign operations, or even a significant policy consideration. Since the Proposal requires a report which, in part, focuses on a supposed risk to the Company's reputation, it involves the Company's ordinary business operations and thus is excludable.

C. The Proposal Seeks to Second-Guess the Company's Management in Requesting a Report Regarding the Company's Decision to Sell a Particular Type of Pet and Thus is Excludable as Involving the Company's Ordinary Business Operations.

As expressly stated in the 1998 Release and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. *See, e.g.,* Pfizer, Inc. (avail. Jan. 28, 2005) (proposal requiring that the company make no more donations or contributions designed to promote animal testing deemed excludable). Likewise, proposals which potentially provide stockholders with an ability to second-guess management's decisions regarding ordinary business decisions constitute an attempt to interfere with the day-to-day conduct of ordinary business operations. In the matter at hand, the Proposal requires the Company to issue a report "detailing whether PetSmart intends to . . . end all bird sales . . . ." Not only would the report address the Company's general business strategies and operations which are generally excluded, *see* General Electric Co. (avail. Jan. 7, 2005) (proposal requiring the board of directors of the company to review certain management was excludable), but the Proposal would also offer stockholders of the Company an opportunity to second-guess the decisions of the Company's management. As discussed more fully above, the Proposal requests a report in order for stockholders to evaluate the risk to the Company's reputation regarding the sale of birds. Even though the Company's stockholders are not expressly given the right to evaluate the risk, in asking for stockholders to be provided with a report detailing the Company's decision, the Proposal invites stockholders to second-guess management in decisions about the Company's ordinary business operations. On that basis it may be excluded.

D. The Proposal Requires an Additional Supplemental Disclosure by the Company of Information Already Regulated by the Commission Which Relates to the Ordinary Business Operations of the Company and Thus the Proposal Should be Excluded.

The Staff has consistently allowed the exclusion of proposals involving the content of a company's report to its stockholders which exceed the legal requirements because such proposals relate to the company's ordinary business operations. *See, e.g.,* International Business Machines Corp. (avail. Jan. 19, 1999) (proposal urging the board to establish corporate political contribution guidelines and reporting provisions and publish those provisions in the annual report to the stockholders on Form 10-K was deemed excludable). *See also,* Circuit City Stores, Inc. (avail. Apr. 6, 1998) (the proposal was excludable because it would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports). In Circuit City Stores, Inc. (avail. Apr. 6, 1998), the Staff emphasized that even if the subject-matter of the proposal "does not necessarily involve matters relating to the Company's ordinary business operations" the exclusion would still apply if it would "require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports."

The Proposal requires the Board of Directors to issue a report to stockholders by October 1, 2006, which details whether the Company will continue to sell birds. Although the Proposal does not require the report be included in any of the Company's periodic reports, it would require supplemental disclosure, beyond legal requirements, of the type of information already regulated by the Commission. The Proposal not only requests additional information which is already covered in the Company's Annual Report on Form 10-K, as discussed below, but the Proposal also requires the report be issued by an arbitrary date, October 1, 2006. From a practical perspective, the Company does not control the academic process involved in the preparation or publication of the studies which the Company funded. The studies may be published this year, or in years following, depending on the academic process. From a regulatory perspective, the Commission regulates disclosure by companies to ensure stockholders and potential investors have sufficient information to make informed decisions about such companies. The Commission's rules and regulations govern disclosure of not only material information about current conditions affecting a company, but also any known risks and uncertainties that might have future material financial impacts on such company. Whether to disclose such information, in addition to information required to be disclosed by the Commission, is properly left to the judgment of the company's board of directors and management as a matter relating to the conduct of ordinary business operations. *See* Weatherford International Ltd. (avail. Feb. 25, 2005). The Company already addresses the risk and potential adverse publicity associated with the sale of small pets, including birds in its periodic reports. As noted in the Company's Annual Report on Form 10-K for the year ended January 30, 2005:

> **"Our business exposes us to claims that could result in adverse publicity, harm to our brand and a reduction in our sales.**
>
> We are occasionally subject to claims due to the injury or death of a pet in our stores or while under our care in connection with the pet services we provide. In addition, we sell certain small pets including fish, birds, reptiles and small rodents in our stores. Given the large number of small pets we sell, deaths or injuries of these small pets sometimes occur while they are within our care. As a result, we may be subject to claims that we do not properly care for these small pets. We may also be subject to claims resulting from the transfer of diseases from pets in our stores to other animals, associates and customers. In addition, from time to time, we have been subject to product liability claims for some of the products we sell. Any negative publicity or claims relating to any of the foregoing could harm our reputation and business, as well as expose us to litigation expenses and damages."

E. The Proposal Does Not Raise Significant Social Policy Issues Because it Does Not Relate to the Mistreatment or Abuse of Animals by the Company, But Instead Relates to the Selection of the Types of Pets for Sale by the Company.

The Company does not believe the Proposal raises a significant social policy issue of the type excluded from the scope of Rule 14a-8(i)(7). The Staff has found that some of the issues that raise a "significant social policy issue" include (i) animal testing, *see* 3M Co. (avail. Feb. 22, 2005); Wyeth (avail. Feb. 4, 2004); (ii) food safety and the inhumane killing of animals, *see* Wendy's Int'l, Inc. (avail. Feb. 8, 2005) *and* Hormel Foods Corp. (avail. Nov. 10, 2005); (iii) animal abuse, *see* Woolworth Corp. (avail. April 11, 1991); and (iv) drug safety and women's health concerns, *see* Wyeth (avail. Feb. 8, 2005). The Proposal does not involve, and is not related, to any of the above issues, but instead involves a report that merely details whether the Company has determined whether to sell birds as pets. It is important to note the mere fact a proposal is tied to a social issue does not prohibit the application of Rule 14a-8(i)(7). *See, e.g.,* Pfizer, Inc. (avail. Jan. 28, 2005) (proposal prohibiting the company from making donations which contribute to animal testing was excludable). The sale of healthy pets to our customers is "controversial" only to a very small group and as a result the Company believes the Proposal is excludable under Rule 14a-8(i)(7).

In addition, the Staff has consistently drawn a distinction between the manufacturer and the vendor of products with respect to proposals dealing with tobacco, firearms and other products that may be deemed to raise significant policy issues and time after time takes the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludable from the company's proxy materials pursuant to Rule 14a-8(i)(7). *Compare* Wal-Mart Stores, Inc. (avail. Mar. 9, 2001) (proposal requesting that the retailer stop selling handguns and their accompanying ammunition was excludable) *with* Sturm, Ruger & Co. (avail. Mar. 5, 2001) (proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludable). Albertson's, Inc. (avail. Mar. 18, 1999), J.C. Penney Co. (avail. Mar. 2, 1998), and Walgreen Co. (avail. Sept. 29, 1997) all provide additional examples of situations where the Staff found the proposals requiring that retailers stop selling tobacco or cigarettes were excludable under Rule 14a-8(i)(7). As the Company is not a breeder of birds, but instead offers customers the opportunity to purchase a bird as merely one aspect of the products, services and amenities available through the Company's retail stores, the Company believes the Proposal may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(5) Because it Relates to Operations Which Account for Less than 5 Percent of the Company's Total Assets, Net Earnings and Gross Sales, and is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) permits the omission of a proposal which relates to operations which account for less than 5 percent of a company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to a company's business.

The Proposal requests a report regarding the sale of birds by the Company. The Company's operations involving the sale of birds account for far less than 5% of its assets at the end of its most recent fiscal year, far less than 5% of its net earnings for its most recent fiscal year and the Proposal itself notes that the sale of birds represents a fraction of the 3% of the Company's revenue that is generated by animal sales. The Company presently has no future plans that will significantly increase these percentages. As such, the relation of the Proposal to the Company's operations does not meet any of the economic tests provided by Rule 14a-8(i)(5).

The Staff has recognized that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Commission Release No. 34-19135 (Oct. 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* The Company's business includes (i) the sale of various types of pet food and supplies, (ii) the offer of complete pet training, education, grooming, styling and adoption services, (iii) the sale of a full line of equine products, (iv) the operation of veterinary hospitals inside many of its stores, and (v) the operation of pet boarding and day camp services. The sale of birds does not have a significant impact on any other segment of the Company's business and could not reasonably be expected to "subject the Company to significant contingent liabilities."

Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. See Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554, 561 & n.16 (D.D.C. 1985), in which a proposal relating to the mistreatment of animals, namely the procedure used to force-feed geese for the production of pate de fois gras was "otherwise significantly related" and thus was not excludable. See also, J.P. Morgan & Co. (avail. Feb. 5, 1999), in which the Staff concurred that the company could rely on Rule 14a-8(i)(5) to omit a proposal asking it to discontinue banking services with Swiss entities until all claims made by victims of the Holocaust and their heirs are settled and total restitution made, because the company's operations related to Switzerland were less than 5% and the proposal was not otherwise significantly related to the company's business. In addition, in Hewlett-Packard Co. (Reik) (avail. Jan 7, 2003) the Staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's violation of numerous United Nation Resolutions and human rights violations.

The Company is aware of the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and of the nation's public policy against "unnecessary cruelty to animals." *See* Humane Society of Rochester v. Lyng, 633 F.

Supp. 480 (W.D.N.Y. 1986). With respect to the treatment of animals, the Commission has been unwilling to exclude proposals pursuant to Rule 14a-8(i)(5) which have generally addressed (i) the testing of animals by pharmaceutical companies, cosmetic companies, *see* Avon Products, Inc. (avail. March 30, 1988), and consumer product companies, *see* Proctor & Gamble Co. (avail. July 27, 1988), and (ii) issues such as the "factory farming" of animals by food processors, *see* PepsiCo., Inc. (avail. Mar. 9, 1990). However, the Proposal in the matter at hand is significantly different because it merely requests a report regarding whether a type of animal will be sold by a pet retail store. The Proposal does not relate to "cruelty to animals" in any way, but rather to the business issue of whether the Company, which services the needs of pets and their owners, intends to continue its sale of a specific type of pet. It is important to note one point in the Proposal that is not without significant justification, which is that the Proponent identified the Company as a recognized humane industry leader.

Furthermore, the Staff's interpretation of Rule 14a-8(i)(5) recognizes that some issues that are of social significance are not necessarily of concern to a company's stockholders because of the minimal impact those issues have on the company's business. In American Stores Co. (avail. Mar. 25, 1994) (sale of tobacco products by one of nation's leading food and drug retailers was "not otherwise significantly related to" its business); Kmart Corp. (avail. Mar. 11, 1994) (sale of firearms in Kmart stores was "not otherwise significantly related to" its business).

The Proposal requires the Company to prepare a report to stockholders detailing whether it intends to continue the sale of birds. The Company is in the business of operating retail stores which service a variety of pet needs throughout the lifetime of those pets. The subject of the report, namely the sale of birds, is not integral to the Company's business. Thus, even if the Proposal is considered to raise a policy issue that might be considered "significant in the abstract," that issue has "no meaningful relationship" to the Company's business.

For the reasons set forth above, as well as the reasons set forth in the Company's discussion of Rule 14a-8(i)(7) relating to its ordinary business operations, the Company believes the Proposal may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(5).

III. The Proposal is Excludable Under Rule 14a-8(i)(3), Because it Contains Materially False or Misleading Statements.

Rule 14a-8(i)(3) of the Exchange Act provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from its proxy materials when such proposals and supporting statements contained false and misleading statements or omitted materials facts necessary to make statements made therein not false or misleading. *See* Farmer Bros. Co. (avail. Nov. 28, 2003); Monsanto Co. (avail. Nov. 26, 2003);

Sysco Corp. (avail. Aug. 12, 2003); Siebel Sys., Inc. (avail Apr. 15, 2003). Specifically, the Staff stated in Staff Legal Bulletin No. 14B that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement . . . where [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading . . ." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Proponent has made the following statements in support of the Proposal which the Company considers to be materially false and misleading in violation of the Commission's proxy rules for the reasons set forth below:

1. **Proponent's Statement:** "[1.] [R]ampant breeding and selling of pet birds has created an overpopulation crisis, resulting in 40 to 60 million pet birds in the United States saturating the pet market, private homes, and rescue shelters . . . and . . . [2.] the complex needs and longevity of birds, coupled with millions of unprepared pet bird owners and irresponsible participants in the pet industry, has led to pervasive cases of cruelty, neglect, improper weaning and care, fatal release to the wild, relinquishment to shelters, and subsequently homeless birds."

The Proponent fails to cite factual authority in support of clause one of this proposition, and when clause one is read in connection with clause two, the statement directly impugns the character, integrity, and reputation of the Company and the Company's customers. In addition, clause two of the statement implies that the Company's customers, and by association the Company, are irresponsible, unprepared, neglectful and even cruel to their pets.

The statement also attributes pervasive cases of cruelty, neglect, improper weaning and care to the Company's customers and by association, the Company. For all of the foregoing reasons, the above statements should be excluded because the statements not only directly impugn the character, integrity, and reputation of the Company without factual foundation, but the statements also are materially false, misleading and inflammatory.

2. **Proponent's Statement:** "'Our competitor PETCO agreed to end large bird sales as one facet of the "company's ongoing effort to improve animal well-being,' saying on April 12, 2005, '[W]e recognize that most of our bird customers are what we call 'beginning hobbyists.' Large birds are not necessarily appropriate for these individuals due to their long lifespan, size and care requirements.'"

This statement is materially false and misleading for several reasons.

First, the statement is materially misleading because this Proposal requires the Company to prepare a report regarding whether the Company will stop the sale of all birds and from a cursory reading of this statement, it appears Petco also agreed to end the sale of all birds. This is not the case. Petco ended the sale of certain large birds but still sells other birds like parakeets and yellowtail cockatoos. The Proponent fails to note this fact. Thus this statement is materially misleading and the statement should be excluded.

Second, the statement directly impugns the character, integrity, reputation, and moral standing of the Company as the statement implies that the Company falls short of a standard business practice merely because one competitor adopted a policy it claims improves "animal well-being" which the Company has not adopted. The Proponent fails to note the fact that thousands of other pet retailers still sell birds and have not adopted Petco's policies. For the above reasons the statement should be excluded.

3. **Proponent's Statement:** "[T]he *Los Angeles Times* reported that PETsMART commissioned two studies in 2003 to collect statistics regarding pet bird relinquishment and overpopulation . . ." This statement is materially false and misleading because it incorrectly paraphrases the source.

The article actually states, "PetsMart is financing two parallel studies to the tune of $100,000. In progress now, they are examining why bird owners relinquish their birds, how many rescue centers there actually are and how many birds they have taken in." Mira Tweti, *Plenty to Squawk About*, L.A. TIMES, July 20, 2003, at I24. Thus, the reference to the study of overpopulation is materially false and misleading and should be excluded from the Proposal because a review of rescue centers for birds is not equivalent to a study regarding bird overpopulation.

4. **Proponent's Statement:** "[PetSmart] simultaneously pledged to end bird sales if the results indicated a serious problem." This statement is also materially false and misleading because it incorrectly paraphrases the Company's statement within the article.

The article states, "PetsMart promotes the fact that the company policy is not to sell dogs or cats because of the large numbers that are euthanized . . . Store executive Fitzgerald says they will do the same for birds if their survey shows there is a problem with overpopulation. 'I will tell you because of the legacy of this company, that we will do the right thing based on the information that we see.'" Mira Tweti, *Plenty to Squawk About*, L.A. TIMES, July 20, 2003, at I24.

The Company's pledge to "do the right thing" is not equivalent to a pledge to end all bird sales. Thus the statement is materially false and misleading and should be excluded from the Proposal.

5. **Proponent's Statement:** "[A]lthough the company is to be commended as a humane industry leader for refusing to sell dogs and cats, a credibility gap arises with respect to the

company's disparate policy regarding birds." The Proponent does not cite factual foundation for the proposition that the sale of birds is viewed as inhumane, except by the Proponent.

Furthermore, this statement directly impugns the character, integrity, and reputation of the Company because it implies that that by selling birds, the Company is not humane in its treatment of animals. The Proponent fails to cite any factual authority alleging or proving inhumane treatment of birds by the Company. For the foregoing reasons, the statement should be excluded.

6. **Proponent's Statement:** "[T]ransitioning to adoptions would preserve PETsMART's image as a humane industry leader, reduce high operational costs associated with bird sales, and reduce public safety liabilities (i.e., disease transmission and injury concerns)." This statement is materially false and misleading for several reasons.

First, the statement implies that if the Company does not end all bird sales and transition to bird adoptions, it will not preserve its "image as a humane industry leader." The Proponent does not cite any factual foundation for this proposition, and the statement, through its implications, directly impugns the character, integrity, and reputation of the Company.

The Proponent does not cite any factual foundation for the propositions that: (i) there are high operational costs associated with bird sales, (ii) that the operational costs would be reduced if the Company decided to transition to bird adoptions in lieu of sales, (iii) that there are public safety liabilities associated with the sale of birds, and (iv) that the public safety liabilities would be reduced if the Company decided to transition to bird adoptions in lieu of sales. In addition, the Proponent has mischaracterized the costs associated with the sale of birds implying that such costs are disproportionate to the revenue generated by the sale of birds, which as noted by the Proponent is a fraction of the 3% of revenue attributable to the Company's sale of small animals.

The propositions discussed in (iii) and (iv) directly impugn the character, integrity, and reputation of the Company without factual foundation because the propositions imply that the there are public safety liabilities, namely disease transmission and injury concerns, which the Company has not resolved and if the Company chooses to not adopt the policy that will supposedly reduce these liabilities, the Company's reputation and integrity may be diminished.

7. **Proponent's Statement:** "San Diego State University Professor of Marketing George Belch praised PETCO's decision to end certain bird sales, saying, "[It's] a pretty good move on PETCO's part . . . They have to look at it and say, these birds are a small percentage of our sales, and the trade-off of bad publicity of being on PETA's list probably isn't worth it." This statement is materially false and misleading for several reasons.

First, the statement is materially misleading because this Proposal requires the Company to prepare a report regarding whether the Company will stop the sale of all birds and from a cursory reading of the above statement, it appears the professor is praising Petco's decision to stop the sale of all birds. This is not the case. Petco stopped selling large birds but still sells other birds like parakeets and yellowtail cockatoos. Thus this statement is materially misleading and should be excluded.

Second, the statement is materially misleading and self-serving because the quote is used to bolster the Proponent's own opinion of the matter at hand and attempts to burnish the Proponent's reputation. The quote stands for the proposition that because one professor of marketing thinks it is not advisable from a marketing standpoint to oppose the Proponent, companies should adhere to the Proponent's views. Due to the foregoing reasons, the statement should be excluded.

8. The Proponent has made the following statement in the proposed stockholder resolution contained within the Proposal which the Company considers to be materially false and misleading in violation of the Commission's proxy rules for the reasons set forth below:

Proponent's Statement: "**NOW, THEREFORE, BE IT RESOLVED** that shareholders of PETsMART request that the Board issue a report to shareholders by October 1, 2006, based on the findings of PETsMART's sponsored studies, detailing whether PETsMART intends to fulfill its promise to end all bird sales in the face of overwhelming evidence of an overpopulation (and subsequent relinquishment) crisis."

Several portions of this statement are materially false and misleading. First, the statement is misleading because it seeks to have the Company state whether it will "fulfill its promise to end all bird sales." As discussed above, the Company did not promise to end all bird sales, but merely to "do the right thing." Even Petco, which the Proponent praises in its proposal, did not "end all bird sales," but merely stopped selling certain large birds. This portion of the statement should be excluded from the statement.

Second, the statement is misleading because it refers to the "overwhelming evidence of an overpopulation (and subsequent relinquishment) crisis." The Proponent never cited factual authority for this statement, and because it directly impugns the character, integrity, and reputation of the Company, it should be excluded.

As noted above, the Proposal contains numerous materially false and misleading statements which the Company believes would make the Staff's review unproductive and would require such detailed and extensive editing to correct, that the Proposal should be completely excluded. The Company respectfully submits that the Proposal may be excluded by virtue of Rule 14a-8(i)(3) and that the Staff should not allow the defects in the Proposal to be corrected by amendment.

In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff recommend the exclusion of the statements specifically discussed above. In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person purportedly acting on behalf of the Proponent, are subject to complete exclusion by the Company if they cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d) of the Exchange Act.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be pleased to provide you with any additional information and answer any questions you may have regarding this subject. Please do not hesitate to call me at (650) 843-5053 or John McKenna at (650) 843-5059, if we can be of any further assistance in this matter.

Sincerely,

Robert J. Brigham

cc: Scott A. Crozier, Esq.
John T. McKenna, Esq.

EXHIBIT A

PETsMART SHAREHOLDER RESOLUTION

WHEREAS rampant breeding and selling of pet birds has created an overpopulation crisis, resulting in 40 to 60 million pet birds in the United States saturating the pet market, private homes, and rescue shelters; and

WHEREAS the complex needs and longevity of birds, coupled with millions of unprepared pet bird owners and irresponsible participants in the pet industry, has led to pervasive cases of cruelty, neglect, improper weaning and care, fatal release to the wild, relinquishment to shelters, and subsequently homeless birds; and

WHEREAS our competitor PETCO agreed to end large bird sales as one facet of the "company's ongoing effort to improve animal well-being," saying on April 12, 2005, "[W]e recognize that most of our bird customers are what we call 'beginning hobbyists.' Large birds are not necessarily appropriate for these individuals due to their long lifespan, size and care requirements"; and

WHEREAS the *Los Angeles Times* reported that PETsMART commissioned two studies in 2003 to collect statistics regarding pet bird relinquishment and overpopulation and simultaneously pledged to end bird sales if the results indicated a serious problem[1,2]; and

WHEREAS the *Los Angeles Times* also reported that PETsMART does not sell dogs or cats because of the overpopulation crises and resulting euthanasia rates and stated that the company would adopt a commensurate policy with respect to birds if studies revealed an overpopulation problem; and

WHEREAS, although the company is to be commended as a humane industry leader for refusing to sell dogs and cats, a credibility gap arises with respect to the company's disparate policy regarding birds; and

WHEREAS transitioning to adoptions would preserve PETsMART's image as a humane industry leader, reduce high operational costs associated with bird sales, and reduce public safety liabilities (i.e., disease transmission and injury concerns) because birds account for only a fraction of the 3 percent of PETsMART's revenue generated by animal sales, yet facilitating bird adoptions, as PETsMART has done with dogs and cats, would still provide a similar animal presence to bring in store traffic and generate loyal customers to purchase food, supplies, and services, which account for 97 percent of PETsMART's revenue; and

WHEREAS San Diego State University Professor of Marketing George Belch praised PETCO's decision to end certain bird sales, saying, "[It's] a pretty good move on PETCO's part... They have to look at it and say, these birds are a small percentage of our sales, and the trade-off of bad publicity of being on PETA's list probably isn't worth it"[3];

NOW, THEREFORE, BE IT RESOLVED that shareholders of PETsMART request that the Board issue a report to shareholders by October 1, 2006, based on the findings of PETsMART's sponsored studies, detailing whether PETsMART intends to fulfill its promise to end all bird sales in the face of overwhelming evidence of an overpopulation (and subsequent relinquishment) crisis.

[1] Mira Tweti, *Los Angeles Times* 20 Jul. 2003: I24.
[2] PETsMART has yet to disclose any results.
[3] Rachel Laing, *San Diego Union-Tribune* 13 Apr. 2005: C1.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

March 1, 2006

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. St. N.W.
Washington, DC 20549

Via regular and electronic mail: cfletters@sec.gov

Re: Shareholder proposal of People for the Ethical Treatment of Animals ("PETA") for inclusion in the 2006 Proxy Statement of PetSmart Inc. (File No. 0-21888)

Ladies and Gentlemen:

This letter is filed in response to a letter dated February 13, 2006, submitted to the SEC by PetSmart Inc. ("PetSmart" or "the company"). The company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(7), asserting that it deals with ordinary business operations; Rule 14a-8(i)(5), arguing that it relates to operations accounting for less than 5 percent of the company's total assets, net earnings, and gross sales and is not otherwise significantly related to the company's business; and Rule 14a-8(i)(3), alleging that it contains materially false or misleading statements.

For the reasons that follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted from the proxy materials.

I. The Proposal Does Not Involve Ordinary Business Under Rule 14a-8(i)(7)

The company argues that the proposal seeks a report on "the sale of a particular product" and thus implicates ordinary business operations and is an attempt to micromanage the company. As such, PetSmart asserts that the proposal falls within the ambit of Rule 14a-8(i)(7) and should be excluded.

A. The Subject Matter of the Proposal, Namely the Sale of Large Birds, Is Not Ordinary Business

The company completely overlooks the fact that the proposal seeks a report that was commissioned in 2003 and that is based on PetSmart's studies of pet birds. Instead, the company states that the resolution relates exclusively to the sale of birds.

PetSmart tries to support its contention that the sale of birds is ordinary business by citing to the Staff opinions that found the following activities to be ordinary business: i) the sale of sexually explicit material at Marriott hotels; ii) the sale of tobacco products, generally; iii) the sale of cigarettes, specifically; and iv) lobbying activity designed to influence legislation on the sale of tobacco products. In short, PetSmart argues that the sale of a single type of animal is analogous to the sale of any single type of product, such as cigarettes. Equating the sale of a sentient, highly intelligent bird, who is capable of living a life as long as that of a human being, to the sale of a cigarette contradicts the company's expressed concern for the welfare of animals.

The report that PETA's proposal seeks from the Board goes beyond ordinary business concerns. As the Staff has recognized, a resolution that focuses on "sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the [proposal] would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* Exchange Act Release No. 40,018 (May 21, 1998). The proposal under review has virtually nothing to do with the "sale of a particular category of products . . . ." It has everything to do with important public policy issues relating to animal welfare. Accordingly, the proposal is not subject to exclusion under Rule 14a-8(i)(7).

As evidence of the importance of animal welfare concerns to PetSmart, the company argues in its letter seeking to omit the shareholder resolution that it "does not sell dogs or cats" but "works diligently to identify and sell only those species it believes will make good pets." Dogs and cats, however, are generally considered to make the best pets, so PetSmart's policy decision not to sell such popular companion animals was clearly based on other compelling animal welfare factors. On its Web site, PetSmart explains:

> At PetSmart, we are passionate about pets. We believe that every pet should have a loving family and healthy, happy life. For this reason, we made a conscious decision to not sell cats or dogs. Rather, we dedicate space in every store to more than 3,400 local animal welfare organizations to help homeless dogs and cats find loving homes.

PetSmart's decision not to sell dogs or cats, to pass on a financially lucrative market with immediate profits, is clearly not a decision that can be categorized as "ordinary business" or as the simple selection of specific products or product lines—it was a defining, watershed statement of brand identity and corporate responsibility that determined the direction of the company and influenced the direction of the entire industry. The very same logic and principles that were used to make this decision apply to the overpopulation and neglect issues surrounding the pet bird trade. PetSmart's biggest competitor, PETCO, has instituted a policy not to sell large birds for these same reasons, and PetSmart has pledged to "do the same for birds [as it has done for dogs and cats] if [the] survey shows there to be a problem with overpopulation." Thus, this is a pivotal decision that has enormous implications for PetSmart's animal welfare policies, company direction, and brand image.

B. The Proposal Has Nothing to Do With Evaluating the Risk of Selling a Type of Pet

In what can only be characterized as an exercise in obfuscation, the company argues that one "Whereas" clause in the proposal relates to "damage to reputation … [which] is a fundamental part of ordinary business operations, best left to management" (No-Action Letter, p. 4). In terms of incorrect interpretation, the fact that the proposal contains not the slightest reference to an evaluation of risk is second only to the company's enthusiasm for plumbing each "Whereas" clause in the hopes of finding an ill-fated word that it can craft into an exemption.

The Staff's Legal Bulletin No. 14 B of September 15, 2004, was designed to rein in the flood of no-action letters. As the Staff remarked, "many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety." Unfortunately, the trend continues, as evidenced by PetSmart's parsing of each word in an effort to eke out even the most tenuous argument for omitting PETA's resolution.

C. The Proposal Has Nothing to Do With Second-Guessing Management

It has already been shown that this resolution is not about the sale of a category of products, damage to reputation, or any other ordinary business operation. It is about the Board's issuing to the shareholders a report on a significant policy matter. Additionally, the company's argument that the proposal seeks to micromanage the company is illogical, because management cannot be second-guessed on the contents of a report on pet birds that was commissioned in 2003 and that has never been disseminated.

D. The Proposal Has Nothing to Do With the Disclosure of Information Regulated by the SEC

PetSmart released statements, which were reported in the *Los Angeles Times*, confirming that the company had commissioned two studies on pet birds and pledging to end the sale of birds if the studies conclusively showed a pet bird overpopulation problem. PETA's resolution simply asks PetSmart to account for its policy statements to shareholders and report on the findings of the studies. The proposal is clear in requesting a report "based on the findings" and does not seek a release of the studies or particular statistics. PetSmart has full discretion to summarize and select the material shared and can exclude any proprietary knowledge or any information that is not pertinent to this particular public issue.

E. The Proposal Raises Significant Social Policy Concerns

PETA's proposal provides as much detail as the 500-word limit permits, in terms of describing how the abuse and mistreatment of birds is rampant throughout the entire pet bird trade and constitutes a major animal welfare issue. It is disingenuous of PetSmart to claim that this proposal concerns a trivial issue of product selection. During private negotiations with PetSmart and in its publicly available literature, PETA detailed the extent of this issue. However, in Section II of its no-action letter, the company argues that this resolution is simply about "requesting a report" and not about "cruelty to animals."

Additionally, the company argues that, unlike manufacturers, it has no responsibility as a vendor of the "product," claiming that pet sellers and breeders/suppliers are separate components of the bird trade. On one hand, PetSmart characterizes itself as passionate about helping to ensure that dogs and cats find loving homes, while on the other hand, it sheds all responsibility for the rampant breeding of birds and the resulting overpopulation problem, claiming that the responsibility lies with breeders and suppliers.

II. PetSmart's Contention That the Proposal Is Excludable Under Rule 14a-8(i)(5) Is Without Merit

Although animal sales account for approximately 3 percent of PetSmart's total revenue, live-animal sales and the presence of live animals in stores are considered by the pet industry to be instrumental in boosting the sales of lucrative products such as pet food, pet supplies, pet services, and pet luxury items. Former PETCO CEO Brian Devine asserted that "you sell five times as much of the hard goods as you do without the live stock" (*California CEO*, January 1, 2002).

By drawing in store traffic and committing customers to years of supply and service needs, the financial implications of the sale of animals extend far beyond the purchase price and obviously have "a significant impact on the other portions of the issuer's business." PetSmart's decision not to sell dogs and cats attests to the fact that animal sales, or the decision not to engage in them, have a "meaningful relationship to the business."

Two facts are of overarching significance. First, the proposal seeks a report from the Board, not control of a product line. Second, exclusion under the "5 percent rule" fails because of the social policy issue of significant concern to the public. Each of those factors vitiates the argument for exclusion under Rule 14a-8(i)(5).

III. PetSmart's Allegations That the Proposal Contains Materially False or Misleading Statements Are Themselves Misleading

A. The Statistics on Overpopulation Are Accurate and Come From Reliable Sources

The company suggests that there is no factual support for the statistic that there are "40 to 60 million pet birds." There are several sources for that statistic. The most widely known in the industry is the Pet Industry Joint Advisory Council (PIJAC), which estimated that there were 40 million "pet" birds in 1996—an increase of 244.8 percent from 1990. Also, the *Journal of the American Veterinary Medical Association* conducted a demographic study in 1998 and reported the U.S. pet bird population to be near 40 million. Both sources have extrapolated the current population to be near 60 million, and this estimate is shared by industry experts and animal welfare groups.

Moreover, Rule 14a-8(i)(3) prohibits a company from excluding a proposal merely because it "objects to factual assertions because they are not supported."

B. The Proposal Contains No Misleading Statement About Large-Bird Sales

The company alleges that PETA's proposal misleads readers into concluding that PETCO ended *all* bird sales and not just *large*-bird sales. The text of the proposal reads:

> Our competitor PETCO agreed to end large-bird sales as one facet of the "company's ongoing effort to improve animal well-being," stating on April 12, 2005, "[W]e recognize that most of our bird customers are what we call 'beginning hobbyists.' Large birds are not necessarily appropriate for these individuals due to their long lifespan, size, and care requirements."

The cited passage uses the words "*large* birds" twice and explains unambiguously that it is the long lifespan and *size* of large birds that make them unsuitable as pets.

C. The Proposal Contains No Materially False Statements About the PetSmart Studies

The company alleges that the proposal's references to PetSmart's studies were paraphrased and materially false, arguing that "a review of rescue centers is not equivalent to a study regarding bird overpopulation." However, the *Los Angeles Times* reported that PetSmart "will do the same for birds [as it did for dogs and cats] if their survey shows there is a problem with overpopulation." The studies were further described in the *Los Angeles Times* as addressing "why bird owners relinquish their birds, how many rescue centers there actually are, and how many birds they have taken in." Clearly, the proposal's statement that the studies concerned the topics of "bird relinquishment and overpopulation" is accurate by any commonsense standard.

D. The Proposal Did Not Misrepresent PetSmart's Pledge

The company absurdly contends that PetSmart pledged only to "do the right thing" and did not pledge to end all bird sales. When the pledge quote is put in context, it is clear that the company pledged to "do the right thing" in reference to the preceding sentence, namely, "to do the same for birds [as it did for dogs and cats] if [its] survey showed there is a problem with overpopulation."

E. There Is a Factual Basis for the Assertion That the Sale of Birds Is Inhumane

The 500-word limit of the proposal restricts the number of sources that can be included, but PetSmart is well aware of the opinions of veterinarians and animal welfare groups condemning the pet bird trade, and PETA would be happy at any point to provide expert witnesses to support those opinions. Were this not a valid issue, PetSmart would have had no reason to commission two studies of it.

Furthermore, a proposal, even if it represents only the proponent's perspective, cannot be excluded under Rule 14a-8(i)(3) merely because "the company objects to statements because they represent the opinion of the shareholder proponent or referenced source, but the statements are not identified specifically as such." Accordingly, the argument for omitting the proposal on this basis is frivolous and unsupportable.

F. There Is Factual Support for the Proposal's Statements About Bird Adoptions

The company continually touts its sponsorship and facilitation of dog and cat adoptions to bolster its credibility on the issues under review, and we would expect the facilitation of bird adoptions to offer similar rewards. Although the company will not release specific figures regarding the operational costs and liabilities associated with animal sales versus adoptions even though we have requested such information, it is fair and reasonable to expect that a system in which all breeds of live animal stocks are continually replenished and there are surplus animals would incur more operational costs and liabilities than a more limited and focused adoption-facilitation process in which space is offered to rescue groups (such as the process the company uses for dogs and cats). Additionally, PETA would be happy to provide binders of documentation about cases of abuse and neglect of birds and the occurrence of bird diseases in major pet stores, including PetSmart, to illustrate the liabilities of normal business practices.

G. The Citation to a Quote From Expert George Belch, Professor of Marketing at San Diego State University, Is Fair and Acceptable

It is both fair and acceptable to cite a quote from a respected nonpartisan expert, in this case, George Welch, professor of marketing at San Diego State University.

IV. Resolution

Again, PetSmart attempts to argue that the company merely "pledged to do the right thing" and did not necessarily pledge to end all bird sales if its studies concluded that there is a pet bird overpopulation problem. That argument completely ignores the context of PetSmart's own statement and is both illogical and flippant.

For the foregoing reasons, we respectfully request that the SEC advise PetSmart that it will take enforcement action if the company fails to include PETA's proposal in its 2006 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 703-478-5995.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc

cc: Ronald O. Mueller, Esq.

The Staff Legal Bulletin No. 14 of July 13, 2001, permits revisions to shareholder proposals if the revisions "are minor in nature and do not alter the substance of the proposal."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PetSmart, Inc.
Incoming letter dated February 13, 2006

The proposal requests that the Board issue a report based on the findings of PetSmart's studies detailing whether PetSmart will end all bird sales.

There appears to be some basis for your view that PetSmart may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., sale of particular goods). Accordingly, we will not recommend enforcement action to the Commission if PetSmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PetSmart relies.

Sincerely,

Ted Yu
Special Counsel